UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Optex Systems Holdings, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value
(Title of Class of Securities)

68384X209
(CUSIP Number of Class of Securities)

Danny Schoening
Chief Executive Officer
1420 Presidential Drive
Richardson, Texas 75081
(972) 764-5700
Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Roland S. Chase
Hill Ward Henderson
101 E. Kennedy Blvd., Suite 3700
Tampa, Florida 33602
(813) 221-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by Optex Systems Holdings, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to purchase up to $4.25 million in value of shares of its common stock, par value $0.001 per share (the “Shares”), at a price not greater than $2.75 nor less than $2.35 per Share, net to the sellers in cash, without interest and less any applicable withholding taxes. The terms and conditions of the offer are described in the Offer to Purchase, dated August 18, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Exchange Act.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address. The subject company is Optex Systems Holdings, Inc., a Delaware corporation. The Company’s principal executive offices are located at 1420 Presidential Drive, Richardson, Texas 75081. The Company’s phone number is (972) 764-5700. The information set forth in Section 9 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities. The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 7 (“Price Range of Shares of Common Stock; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. The Company is both the filing person and the subject company. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Section 9 (“Certain Information Concerning the Company”) and in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Common Stock”) in the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

●	“Summary Term Sheet,”
●	“Introduction,”
●	Section 1 (“Number of Shares of Common Stock; Purchase Price; Proration”),
●	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”),
●	Section 3 (“Procedures for Tendering Shares of Common Stock”),
●	Section 4 (“Withdrawal Rights”),
●	Section 5 (“Purchase of Shares of Common Stock and Payment of Purchase Price”),
●	Section 6 (“Conditions of the Offer”),
●	Section 8 (“Source and Amount of Funds”),
●	Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Common Stock”),

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●	Section 12 (“Certain U.S. Federal Income Tax Consequences”),
●	Section 13 (“Extension of the Offer; Termination; Amendment”),
●	Section 14 (“Fees and Expenses”), and
●	Section 15 (“Miscellaneous”).

(b) Purchases. The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Common Stock”) in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Agreements Involving the Subject Company’s Securities. The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Common Stock”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 6 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Common Stock”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Common Stock”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

(a) Financial Information. Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the tender offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The Company has voluntarily included the Company’s financial statements by means of the incorporation by reference of the Company’s Annual Report on Form 10-K for the year ended October 3, 2021 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended January 2, 2022, April 3, 2022 and July 3, 2022, as amended.

(b) Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Common Stock”) and in Section 11 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(c) Other Material Information. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, are incorporated herein by reference.

ITEM 12. EXHIBITS

See Exhibit Index immediately preceding signature page.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated August 18, 2022.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Optex Systems Holdings, Inc. Press Release, dated August 18, 2022, announcing the transaction.
(b)	Not applicable.
(d)(1)	Optex Systems Holdings, Inc. 2016 Restricted Stock Unit Plan, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 17, 2016.
(d)(2)	Optex Systems Holdings, Inc. Form of RSU Agreement, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 17, 2016.
(d)(3)	Employment Agreement with Danny Schoening, dated December 1, 2021, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 7, 2021.
(g)	Not applicable.
(h)	Not applicable.
FILING FEES	Calculation of Filing Fee Table.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2022

OPTEX SYSTEMS HOLDINGS, INC.

By:	/s/ Danny Schoening
Name:	Danny Schoening
Title:	Chief Executive Officer

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